UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

1.  DATE, TIME AND VENUE: Held on July 31, 2026, at 2:00 p.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, No. 1,376, Cidade Monções District, City of São Paulo, State of São Paulo.

2. CALL NOTICE: The call notice was published in the newspaper Valor Econômico on June 17, 18 and 19, 2026, on pages C5, B3 and B5, respectively, with simultaneous publication on the newspaper's website.

3. PUBLICATIONS: All documents related to the matters to be resolved upon at this Extraordinary Shareholders’ Meeting (“Meeting”), pursuant to CVM Resolution No. 81/22 (“RCVM 81”), were made available to shareholders on June 16, 2026 on the websites of the Company (ri.telefonica.com.br), the Securities and Exchange Commission of Brazil – CVM (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

3. ATTENDANCE: This Meeting was attended, on first call, by shareholders representing approximately 92.71% of the common shares issued by the Company, as recorded in Shareholders’ Attendance Book No. 006, including the valid remote voting ballots received through B3 S.A. – Brasil, Bolsa, Balcão, as the central depository of the Company’s shares, and directly by the Company, pursuant to RCVM 81, according to the summary voting map consolidating the votes cast remotely disclosed on July 29, 2026 (“Consolidated Remote Voting Map”). Therefore, the legal quorum for the installation of this Meeting and for resolving on the matters included in the agenda was verified.

Also present were Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Director of the Company; Mr. Sergio Barcelos Dutra de Almeida and Ms. Luciana Doria Wilson, members of the Fiscal Board; and Mr. Vinicius Ferreira Britto Rêgo, representative of PricewaterhouseCoopers Auditores Independentes Ltda., responsible for preparing the Appraisal Report (as defined below), to provide any necessary clarifications.

5. PRESIDING BOARD: Mr. Breno Rodrigo Pacheco de Oliveira, Chairperson of the Meeting; and Ms. Nathalia Pereira Leite, Secretary of the Meeting.

6. AGENDA:

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

(1)	Ratify the appointment of PricewaterhouseCoopers Auditores Independentes Ltda., enrolled with CNPJ under No. 61.562.112/0001-20 (“Appraisal Firm”), as the appraisal firm responsible for preparing the appraisal report of the net equity of Fibrasil Infraestrutura e Fibra Ótica S.A., a corporation enrolled with CNPJ under No. 36.619.747/0001-70, with headquarters at Alameda Santos, No. 647, 14th floor, suite 141, Cerqueira César, ZIP Code 01419-901, City of São Paulo, State of São Paulo (“Appraisal Report” and “Fibrasil”, respectively), for purposes of its merger into the Company;

(2)	Examine and resolve upon the Appraisal Report;

(3)	Examine and resolve upon the “Protocol and Justification of the Merger of Fibrasil Infraestrutura e Fibra Ótica S.A. into Telefônica Brasil S.A.” executed by the managements of Fibrasil and the Company on June 16, 2026 (“Protocol and Justification”);

(4)	Resolve upon the merger of Fibrasil into the Company, under the terms of the Protocol and Justification, effective as of August 1, 2026 (“Merger”);

(5)	Authorize the Company's management to perform all acts necessary for the implementation of the Merger; and

(6)	Ratify the election of an independent member of the Company’s Board of Directors carried out at the Board of Directors’ meeting held on April 27, 2026, pursuant to Article 150 of Law No. 6,404/1976 (“Corporations Law”).

7. RESOLUTIONS:

Before commencing the proceedings, the Chairperson clarified that, as was known to all attendees, the main purpose of the Meeting was to discuss and resolve on the Merger of Fibrasil, a wholly-owned subsidiary of the Company, into the Company, as disclosed in the Material Fact released by the Company on June 16, 2026.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

Additionally, the Chairperson highlighted that the matter had been previously analyzed by the Audit and Control Committee, the Fiscal Board and the Company's Board of Directors, all of which issued favorable opinions regarding the matters within their respective competence included in the agenda.

Finally, the Chairperson informed that, since Fibrasil is wholly owned by the Company and, therefore, the investment in Fibrasil and everything it represents is already reflected in the Company's assets, the proposed Merger will not result in an increase of the Company's share capital or in the issuance of new shares by the Company. Consequently, the Merger will not result in any change to the Company's shareholding structure, and therefore there is no share exchange ratio and no right of withdrawal for the Company's shareholders. Accordingly, no appraisal report at market value was prepared for the calculation of the share exchange ratio referred to in Article 264 of the Corporations Law, in accordance with the understanding adopted by the CVM Board.

The Chairperson also informed that all documentation related to the Meeting, including the Consolidated Remote Voting Map, was available for shareholders' review. The shareholders present agreed to (i) waive the reading of said documents, as they were already fully aware of their contents, and (ii) have these minutes drawn up in summary form, pursuant to Article 130, Paragraph 1 of the Corporations Law. Any voting statements, dissents or protests submitted to the Meeting shall be sequentially numbered, authenticated by the Presiding Board, filed at the Company's headquarters and submitted to the CVM.

After examining and discussing the matters included in the agenda, the shareholders resolved as follow:

(1) Ratify the appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the appraisal firm responsible for preparing Fibrasil’s Appraisal Report for purposes of its merger into the Company.

Approved, by majority vote, with abstentions recorded (according to the final summary voting map attached as Exhibit A), the ratification of the appointment of PricewaterhouseCoopers Auditores Independentes Ltda., enrolled with CNPJ under No. 61.562.112/0001-20, registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, whose technical responsible is Mr. Ricardo Novaes de Queiroz, holder of Identity Card (RG) No. 2.297.738 SSP/DF, enrolled with CPF under No. 528.099.605-00, and registered with the Accounting Council (CRC) under No. 1DF012332/O-2, as the appraisal firm responsible for preparing Fibrasil’s Appraisal Report for purposes of its merger into the Company.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

(2) Approval of the Appraisal Report.

Approved, by majority vote, with abstentions recorded (according to the final summary voting map attached as Exhibit A), the Appraisal Report of Fibrasil's net equity issued on May 18, 2026, based on the book value determined as of December 31, 2025 (“Base Date”), which determined the net equity value of Fibrasil to be merged into the Company at R$812,613,844.28 (eight hundred and twelve million, six hundred and thirteen thousand, eight hundred and forty-four reais and twenty-eight centavos), as set forth in the Protocol and Justification. Pursuant to Article 224, III, of the Corporations Law, any equity variations occurring in Fibrasil between the Base Date and the effective date of the Merger, August 1, 2026, shall be absorbed by the Company. The Appraisal Report is attached to the Protocol and Justification as Exhibit A thereof.

(3) Examine and resolve upon the Protocol and Justification.

Approved by, majority vote, with abstentions recorded (according to the final summary voting map attached as Exhibit A), all terms and conditions of the Protocol and Justification, attached to these minutes as Exhibit B, which establishes the general terms and conditions of the proposed Merger, its justification and the appraisal criteria adopted for the net equity of Fibrasil to be merged into the Company.

(4) Resolve upon the merger of Fibrasil into the Company, under the terms of the Protocol and Justification, effective as of August 1, 2026.

Approved by, majority vote, with abstentions recorded (according to the final summary voting map attached as Exhibit A), the merger of Fibrasil into the Company, which will succeed to all of its rights and obligations, pursuant to the Corporations Law, in the amount described in the Appraisal Report, without any change to the Company's share capital, under the terms of the Protocol and Justification already approved and attached to these minutes, with the consequent dissolution of Fibrasil by operation of law pursuant to Articles 219, II, and 227 of the Corporations Law, effective as of August 1, 2026. Pursuant to Article 234 of the Corporations Law, the certificate of merger issued by the Public Registry of Companies shall constitute a valid instrument for registration with the competent public registries of the Company's universal succession to all assets, rights and obligations of Fibrasil.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

(5) Authorize the Company’s management to perform all acts necessary for the implementation of the Merger.

Approved, by majority vote, with abstentions recorded (according to the final summary voting map attached as Exhibit A), the performance by the Company’s management of all acts necessary for the formalization and implementation of the Merger before public authorities and third parties in general.

(6) Ratify the election of an independent member of the Company’s Board of Directors, carried out at the Board of Directors’ meeting held on April 27, 2026, pursuant to Article 150 of the Brazilian Corporations Law.

Approved by, majority vote, with abstentions recorded (according to the final summary voting map attached as Exhibit A), the ratification of the election of Ms. María Cristina Rotondo Urcola, Spanish, divorced, economist, holder of Passport No. PAD727644, enrolled with CPF under No. 131.134.951-05, resident and domiciled in Madrid, Spain, with professional address at Calle Clavileño No. 65, Madrid, Spain, 28002, to serve as a member of the Company's Board of Directors, elected by the Board of Directors at its meeting held on April 27, 2026, pursuant to Article 150 of the Corporations Law. Her term of office, which commenced on April 27, 2026, shall extend until the Annual Shareholders' Meeting to be held in 2028.

The member of the Board of Directors took office upon her appointment by the Board of Directors through the execution of the applicable instrument of investiture and declaration of eligibility, through which she declared that she is not subject to any legal impediment to holding office, pursuant to Article 147, Paragraph 4 of the Corporations Law and CVM Resolution No. 80/2022 (“RCVM 80”). Such documents are filed at the Company's headquarters and registered with the Commercial Registry of the State of São Paulo.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

Furthermore, the Board of Directors recorded the receipt of the director's independence declaration, executed pursuant to RCVM 80, based on which the Board confirmed that she meets the independence criteria established therein. Accordingly, pursuant to Article 7, items I and II of Annex K to RCVM 80, the characterization of Ms. María Cristina Rotondo Urcola as an independent director is hereby ratified.

8. VOTING MAP: Pursuant to Article 33, Paragraph 4, of RCVM 80, the final summary voting map, indicating the number of approvals, rejections and abstentions received by each resolution, forms part of these minutes as Exhibit A.

9. CLOSING: There being no further business to discuss, the Chairperson declared the Meeting closed and ordered its suspension for the preparation of these minutes in summary form. It was also recorded that the shareholders' signatures shall be omitted from the publication of these minutes. These minutes were read, approved and signed by the members of the Presiding Board, the shareholders present and the other individuals identified below, already considering the shareholders who voted remotely pursuant to Article 47, Paragraph 1, of RCVM 81.

Presiding Board:

________________________________ Breno Rodrigo Pacheco de Oliveira Chairperson of the Meeting and Management Representative	________________________________ Nathalia Pereira Leite Secretary of the Meeting

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

Shareholders:

Those in attendance via remote voting bulletin, pursuant to article 47, II and paragraph 1, of RCVM 81:

JEAN LUCCA DA SILVA LOPES, Williney Silva Moreira Pereira, LIS DIVIDENDOS FUNDO DE

INVESTIMENTO FINANCEIRO DE AÇÕES - RESPONSABILIDADE LIMITADA, NEO NAVITAS ITAÚ

PREV MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE

LIMITADA, NEO NAVITAS MASTER FUNDO DE INVESTIMENTO FINANCEIRO AÇÕES

RESPONSABILIDADE LIMITADA , FP NEO TOTAL RETURN FI FINANCEIRO - CIA - RESP LIMITADA,

ALVARO GOMES, ANDRE LUIZ SILVA DE ALMEIDA, CLAUDSON CALDAS DA SILVA DANTAS,

BLACKROCK BALANCED CAPITAL FUND, INC., JEAN PAUL ROBIN, ROBERTO GONCALVES

HARALAMBIE, 1199 HEALTH CARE EMPLOYEES PENSION FUND, 1895 FONDS FGR, 3M

EMPLOYEE RETIREMENT INCOME PLAN TRUST, AAI LIMITED, ABRDN CANADA FUNDS -

EMERGING MARKETS ALL CAP CORE, ABRDN EM SMA COMPLETION FUND, ABRDN EMERGING

OPPORTUNITIES FUND, ABRDN OEIC II-ABRDN EMERGING MARKETS INCOME EQUITY FUND,

ABRDN OEIC IV-ABRDN EMERGING MARKETS EQUITY TRACKER FUND, ABRDN OEIC VI-ABRDN

EMERGING MARKETS EQUITY ENHANCED INDEX F, ABRDN SICAV I - DIVERSIFIED INCOME

FUND, ABRDN SICAV I - EMERGING MARKETS INCOME EQUITY FUN, ABU DHABI RETIREMENT

PENSIONS AND BENEFITS FUND, ACADIAN ALL COUNTRY WORLD EX US FUND, ACADIAN

COLLECTIVE INVESTMENT TRUST, ACADIAN EMEMRGING MARKETS EQUITY FUND, ACADIAN

EMERGING MARKETS EQUITY DYNAMIC EXTENSION, ACADIAN EMERGING MARKETS EQUITY II

FUND, LLC, ACADIAN GL ALLCTRY EXCHINA EQ DYN EXT MASTER FUND, ACADIAN GLOBAL

EQUITY DYNAMIC EXTENSION MASTER FUND, ACCIDENT COMPENSATION CORPORATION,

ACTIVE M INTERNATIONAL EQUITY FUND, ADALBERTO DOS SANTOS SILVA, ADALCINO PEDRO

DE PAULA JR, ADEMIR DUTRA ARAUJO, ADENES SABINO SCHWANTZ, ADIEL SANTIAGO DOS

SANTOS, ADILSON KANEHIRA, ADRIANA ALCANTARA DE PAULA, ADRIANO PRADO DE

CARVALHO, ADRIELE FIRME, ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF, AGIPI

ACTIONS EMERGENTS AMUNDI, AI BALANCED LIFE FUND, AI BALANCED PENSION FUND, ALAMIR REIS FISCHER, ALAN ALVES SOBREIRA, ALAN FERREIRA, ALAN RICARDI LARANJEIRA,

ALASKA COMMON TRUST FUND, ALASKA ELECTRIAL PENSION PLAN, ALASKA PERMANENT

FUND, ALBERTO PIZZOLATTI REMOR, ALCINO DE SOUZA OLIVEIRA, ALEXANDRE RIOS,

ALEXANDRE GEIA NETO, ALEXANDRE GONCALVES DA FONSECA, ALEXANDRE MELCHIOR

RODRIGUES FILHO, ALEXANDRE SANTOS MELOTTI, ALEXANDRE SCHWEC, ALEXANDRE VIANA

GONCALVES, ALEXANDRO VITORIO GONCALVES, ALICE BARBOSA FRAGA COSTA, ALICE

LEMOS DE MORAIS, ALIRIO ANDRE DE ARAUJO, ALISSON CALDEIRA SILVA, ALISSON HENRIQUE

SANTOS GONDIM, ALLIANCE TRUST PLC, ALLIANZ GL INVESTORS GMBH ON BEHALF OF

ALLIANZGI-FONDS DSPT, ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE, ALLIANZ

GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS V, ALMERINO DIAS CLAUDINO,

ALPHA ADVANTAGE GLOBAL EX USA DIVERSIFIED FACTOR FUND, ALTAMIR SANTOS FILHO,

ALUISIO MENDES DA ROCHA FILHO, ALVARO MIRANDA SILVA, AMARO ALVES DE SOUZA,

AMILTON DE CARVALHO VERONA, AMSELECT - JP MORGAN GLOBAL EQUITY EMERGING,

AMUNDI CCF - AMUNDI ESG GLOBAL LOW CARBON FUND, AMUNDI ESG GLOBAL LOW CARBON

EX-CHINA FUND, AMUNDI ETF ICAV - AMUNDI FTSE ALL WORLD GDP - WEIGHTED UCITS, AMUNDI

ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, ANDERSON AMADOR SILVA,

ANDERSON APARECIDO AGOSTINHO DE ASSIS, ANDERSON CAMPOS SANTOS, ANDERSON

DIAS DE ALMEIDA, ANDERSON TEIXEIRA FIRMINO, ANDRA AP-FONDEN, ANDRE CARVALHO

SAWRUK, ANDRE FERNANDO DA SILVA, ANDRE LUIS PALACIOS, ANDRE LUIZ DOS SANTOS

MOURA, ANDRE MARSAL, ANDRE MOABSON DA SILVA RAMOS, ANDRE RODRIGUES DOS

SANTOS, ANDREIA BATISTA FERNANDES, AMAURI SHOSSEI KUDAKA, ANGELINO LIMA FELICIO,

ANGELO RODRIGUES COELHO, ANNA CLARA NASCIMENTO SANTANA, ANTONIO ADALMIR

FERNANDES, ANTONIO ARNALDO BELAZ, ANTONIO CANDIDO MORAIS, ANTONIO CARLOS

VIEIRA ABRANTES, ANTONIO LAURENTINO SOUTO NETO, ANTONIO MARCOS FERNANDES

GOMES, ANZ WHOLESALE - NO. 8 FUND, APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND,

APPLE 401(K) PLAN, AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND, AQR INNOVATION

FUND, L.P., AQR LEELANAU FUND, L.P., AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY

EQUITY FUND, ARENILSON RODRIGUES DOS SANTOS, ARERO - DER WELTFONDS -

NACHHALTIG, ARI OLIVEIRA DE SOUZA, ARK INVEST UCITS ICAV, ARMANDO BENTO LAMAS,

ARMANDO DE OLIVEIRA SCHUBACH, ARNOLDO PANCHENIAK FILHO, ARROW. CAP. IR. LTD

FAOBO ARR. GL. EQ. CCF, ASFOTA CCF, ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY

ALPHA EXTENSION, ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION,

ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I, ARROWSTREET

(CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I, ARROWSTREET (CANADA) GLOBAL ALLCOUNTRY

FUND I, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II, ARROWSTREET

(CANADA) INTERNATIONAL DEVELOPED MARKE, ARROWSTREET (DELAWARE) ALPHA

EXTENSION FUND L.P., ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND,

ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND, ARROWSTREET (DELAWARE)

L/S FUND L.P., ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU,

ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU, ARROWSTREET ACWI ALPHA

EXTENSION FUND III (CAYMAN), ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN),

ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L, ARROWSTREET ACWI ALPHA

EXTENSION FUND V (CAYMAN) L, ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND,

ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND, ARROWSTREET CAPITAL

COPLEY FUND LIMITED, ARROWSTREET CAPITAL EXETER FUND LIMITED, ARROWSTREET

CAPITAL EXETER FUND LIMITED, ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA

EXTENSION FUND, ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND,

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ARROWSTREETCAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ARROWSTREET CAPITAL NEWBURY

FUND LIMITED, ARROWSTREET CAPITAL NEWBURY FUND LIMITED, ARROWSTREET

CLARENDON TRUST FUND, ARROWSTREET CLARENDON TRUST FUND, ARROWSTREET

COLLECTIVE INVESTMENT TRUST, ARROWSTREET EMERGING MARKET ALPHA EXTENSION

TRUST, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, ARROWSTREET

EMERGING MARKET TRUST FUND, ARROWSTREET EMK ALPHA EXTENSION FUND L.P.,

ARROWSTREET EMK ALPHA EXTENSION FUND L.P., ARROWSTREET GLOBAL EQUITY - ALPHA

EXTENSION FUND, ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND,

ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, ARROWSTREET GLOBAL EQUITY FUND,

ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND, ARROWSTREET

INTERNATIONAL EQUITY ACWI EX US TRUST FUND, ARROWSTREET US GROUP TRUST, ARTHUR

DE SYLOS BERNI, ASCENSION ALPHA FUND, LLC, ASSET MANAGEMENT EXCHANGE UCITS CCF,

ASSET MANAGEMENT EXCHANGE UCITS ICAV, ATAIDE MOMBERG DOMINGUES JUNIOR,

AUGUSTO CESAR DE SOUSA, AUSCOAL SUPERANNUATION PTY LTD AS TRUSTEE FOR M S F,

AUSTRALIAN RETIREMENT TRUST, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR

AUSTRALIASUPER, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVIVA I INVESTMENT

FUNDS ICVC - AVIVA I INTERNATIONAL I T F, AVIVA INVESTORS, AVIVA INVESTORS FUNDS ACS

- AVIVA INVESTORS EMERGING MARKET, AVIVA LIFE PENSIONS UK LIMITED, AWARE SUPER

PTY LTD, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, AXA WORLD FUNDS -

FRAMLINGTON EMERGING MARKETS, AYR DO COUTO BAHIA, BAPTIST HEALTH SOUTH

FLORIDA, INC., BARBARA DANI MARQUES MACHADO CAETANO, BERNARDO RODRIGUES

PEIXOTO, BIMCOR GLOBAL EQUITY POOLED FUND, BLACKROCK A. M. S. AG ON B. OF I. E. M. E.

I. F. (CH), BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, BLACKROCK BALANCED

CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN, BLACKROCK CDN MSCI EMERGING

MARKETS INDEX FUND, BLACKROCK DEFENSIVE ADVANTAGE EMERGING MARKETS FUN,

BLACKROCK GLOBAL INDEX FUNDS, BLACKROCK LIFE LIMITED, BLACKROCK LIFE LIMITED - DC

OVERSEAS EQUITY FUND, BLACKROCK MSCI ACWI MINIMUM VOLATILITY INDEX FUND, BLK

MAGI FUND, BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF, BMO MSCI EMERGING

MARKETS INDEX ETF, BNP PARIBAS EASY MSCI ACWI SRI S - SERIES PAB 5% CAPPED UCIT,

BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE, BNP PARIBAS FUNDS BRAZIL

EQUITY, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, BRANDES

EMERGING MARKETS VALUE FUND, BRANDES GLOBAL EQUITY FUND, BRANDES GLOBAL

OPPORTUNITIES FUND, BRANDES GLOBAL VALUE FUND, BRANDES INSTITUTIONAL EQUITY

TRUST, BRANDES INSTITUTIONAL GLOBAL EQUITY FUND, BRANDES INTERNATIONAL EQUITY

FUND, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, BRANDES

INVESTMENT FUNDS PLC, BRANDES INVESTMENT PARTNERS, L.P., BRANDES INVESTMENT

PARTNERS, LP 401(K) PLAN, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING

MARKETS FUND, BRANDES INVESTMENT TRUST - BRANDES INT EQUITY FUND, BRENNER

AMORIM COSTA, BRENO OTTONI FRAGIORGE, BRIGHTER SUPER, BRIGHTHOUSE FUNDS TRUST

I-SSGA EMERGING MARKETS EN, BRITISH COLUMBIA INVESTMENT MANAGEMENT

CORPORATION, BRUNO AUGUSTO TEIXEIRA, BRUNO CARDOSO DORNELES CASTRO, BRUNO

FONTES BARREIRA, BRUNO HARUO MOTIZUKI, BRUNO PRADO SIMAO, BRUNO ROBERTO DE

ALBUQUERQUE DOS SANTOS, BRUNO SOUZA DIAS, BUREAU OF LABOR FUNDS - LABOR

RETIREMENT FUND, BUREAU OF PUBLIC SERVICE PENSION FUND, BURROUGHS WELLCOME

FUND, CAIO ARAUJO TEIXEIRA, CAIO DUILIO IMPROTA, CAISSE DE DEPOT ET PLACEMENT DU

QUEBEC, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, CALVERT EMERGING

MARKETS ADVANCEMENT FUND, CAMBRIA GLOBAL VALUE ETF, CAMILA FERNANDA PAVIANI,

CANADA PENSION PLAN INVESTMENT BOARD, CARDANO GLOBAL SUSTAINABLE EQUITY FUND, CARLOS ALBERTO BATISTA DA SILVA, CARLOS ALBERTO DA SILVEIRA ISOLDI FILHO, CARLOS

ALBERTO SOUZA SANTOS, CARLOS AUGUSTO PRESSENTIN CARDOSO, CARLOS EDUARDO

ROCHA, CARLOS EDUARDO SANTOS DE SOUZA, CARLOS EDUARDO SARAIVA SUGUINO,

CARLOS HENRIQUE BARBOSA CASSA JUNIOR, CARLOS HENRIQUE DA SILVA, CARLOS JOSE DE

OLIVEIRA JUNIOR, CARLOS ROBERTO FONTANA, CATERPILLAR INVESTMENT TRUST, CAUA

AUGUSTO PIMENTA PEREIRA, CBJ LTD AS TR FOR JP SCIENC AND TECHNOLOGY AGENCY

16619-9975, CELSO MUNIR ATTYE MUSSI, CENTRAL PROVIDENT FUND BOARD, CENTRAL

STATES SOUTHEAST AND SOUTHWEST AREAS H AND W FUND, CESAR DONIZETTI MARCIANO,

CHARLES NOGUEIRA PEIXOTO, CHEVRON UK PENSION PLAN, CHOGO IRAHA, CHRISTIAN

NUNES DE JESUS, CHRISTIAN RICARDO ROHR, CHRISTYAN ARAUJO SALVADOR, CHUBB

CORPORATION MASTER RETIREMENT TRUST, CIBC EMERGING MARKETS EQUITY INDEX ETF,

CIBC EMERGING MARKETS INDEX FUND, CIBC SUSTAINABLE GLOBAL EQUITY FUND, CITIBANK

N.A., CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LIMITED

AS T OF A F S A MODERATE GROWTH FUND, CITITRUST LTD A T VANGUARD FDS SERIES

VANGUARD INCOME FUND, CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN, CITY OF

NEW YORK GROUP TRUST, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, CITY OF

PROVIDENCE EMPLOYEES RETIREMENT SYSTEM, CLAUDINEI MARIA DE SOUZA, CLAUDIO

ANTONIO SODARIO, CLAUDIO FONSECA MACHADO DOS SANTOS, CLAUDIO GOMES, CLAUDIO

JOSE GOUVEA GALHARDO, CLAUDIO MARCOS DURAO DO COUTO, CLAUS JOSE HOFMAN

MULLER, CLEBER LINCOLN ANDRADE COSTA, CLEISON PINTER BALDIN, CLEYDERSON PEREIRA

DE OLIVEIRA, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, CLOVIS GARCIA

MARCONDES, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE EMERGING

MARKETS FUND 2, COLONIAL FIRST STATE EMERGING MARKETS FUND 6, COLONIAL FIRST

STATE GLOBAL SHARE FUND 16, COLONIAL FIRST STATE GLOBAL SHARE FUND 17, COLONIAL

FIRST STATE INVESTMENT FUND 187, COLONIAL FIRST STATE INVESTMENT FUND 50,

COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COMMINGLED PEN TR FD

(ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA, COMMINGLED PENSION TRUST FUND

(EMERGING MARKETS EQUITY INDEX, COMMINGLED PENSION TRUST FUND (GL EMERGING

MKT OPP) OF JPM, COMMINGLED PENSION TRUST FUND (GLOBAL ALL COUNTRY RESEARCH E,

COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA,

COMMONWEALTH SUPERANNUATION CORPORATION, CONNECTICUT GENERAL LIFE

INSURANCE COMPANY, CONSTRUCTION BUILDING UNIONS SUPER FUND, COSME NOVAIS DA

SILVA, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, CRISTIAN

EDUARDO WEBER, CRISTIAN GOMES BARRETO, CRISTIANO ANTONIO DE OLIVEIRA, CRISTIANO

DE VASCONCELOS OLIVEIRA, CRISTIANO INOCENCIO DE SENA, CRISTIANO SALAH MUSSOI,

CRISTOVAO BORGES, CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F., CUSTODY B. OF J. LTD. RE:

STB D. E. E. F. I. M. F., CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, CUSTODY

B.O.J,L.AS.T.F.S.E.E.M.V.INDEX MOTHER FUND, CUSTODY BANK OF JAPAN, LTD. AS TR F E

EQUITY D IN PL F (PPF), CUSTODY BANK OF JAPAN, LTD. AS TR F E M E IN P M FUND, CUSTODY

BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, CUSTODY BANK OF JAPAN, LTD.

RE: SMBCTB (AMUNDI IND, DANIEL CAPELINI CANDIDO, DANIEL CRUZ DE OLIVEIRA, DANIEL DE

OLIVEIRA FERRAZ, DANIEL DE OLIVEIRA SILVA, DANIEL FERRAZ MODESTO E SILVA, DANIEL

KEIT KAWANISHI, DANILO BARBOSA CAVALCANTE, DANILO CARVALHO SILVA, DANILO FAZIO

DIAS, DANILO ZACHARIAS DE BRITO, DARLAN SANCHES BARBOSA ALVES, DAVID PETERSON

LORA, DAVID SILVA DE SANTANA, DEBORA FERNANDES RIBEIRO, DECIO OLIVEIRA LIMA,

DEILOR FERRAZ DA COSTA, DEIVERSON HENRIQUE MORAES, DELANY LOPES DOS SANTOS,

DENIS LOPES BERNARDINO, DENISE BARBOSA DE CASTRO FRIEDRICH, DESJARDINS

EMERGING MARKETS EQUITY INDEX ETF, DESJARDINS GLOBAL EQUITY FUND, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, DESJARDINS RI EMERGING MARKETS

MULTIFACTOR - LOW C, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF,

DEVANIR NOVAES DO NASCIMENTO, DFC EMERGING MARKETS EQUITY FUND, DIANA KARYNA

WILHELM, DIEGO DE AGUIAR ROCHA, DIEGO DE OLIVEIRA, DIEGO DOS SANTOS, DIEGO JOSE

PAIXAO DA SILVA, DIEGO LUIZ MENEGAZZO, DIEGO NUNES PAIM, DILCE MARIA BERNARDI,

DILSON LUIZ PERICO, DIMAS AGOSTINHO DA SILVA, DIOGENES CORREA DE BARROS, DIOGO

FERREIRA, DIVERSIFIED GLOBAL SHARE TRUST, DOMINI INTERNATIONAL SOCIAL EQUITY

FUND, DOUGLAS FERNANDO GONCALVES, DOUGLAS VINICIUS ROLDAO XAVIER, DUKE POWER

CO EMPLOYEE RETIREMENT PLAN, DUNHAM INTERNATIONAL STOCK FUND, DWS ADVISORS

EMERGING MARKETS EQUITIES-PASSIVE, DWS INVESTMENT GMBH RE DEAM-FONDS BBR 1,

DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS, DYEGO TRINDADE SANTANA, EATON

VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EATON VANCE

MANAGEMENT, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, ECLESIO

PINHEIRO DE MATOS, EDERSON DE CARVALHO PAULA, EDERSON MENDES BATISTA, EDERSON

OTENIO, EDEVALDO CARMO DE OLIVEIRA, EDICLEITON JOSE NOGUEIRA DE SOUZA, EDILENE

GOMES DE JESUS CARVALHO, EDILZA DE ASSIS MELO, EDIMILSON VALESI VALENTE, EDIRENIO

ALTINO MACHADO JUNIOR, EDSON TAKEBAYASHI, EDUARDO ANGELO DO NASCIMENTO,

EDUARDO AUGUSTO TONELLA, EDUARDO CLEMENTE DE MEDEIROS, EDUARDO DA SILVA

PEREIRA, EDUARDO GARCIA MATTOSO MAIA, EDUARDO MARTINIANO DE QUEIROZ, EDUARDO

ROGERIO DE FARIA, EDUARDO SOUZA FERREIRA, EDUARDO TOPORCOV, EGNALDSON

MARQUES DA SILVA FILHO, EGUIMAR SIMOES VOGADO, ELANE CRISTINA PEREIRA DOS

SANTOS, ELENILDA FARIAS DE OLIVEIRA, ELEONORA CAMPI, ELI FERNANDO T TOLEDO,

ELINALDO VIEIRA DOS SANTOS, ELIZABETH DE ANDRADE MARANGONI, ELOA SIQUEIRA DOS

SANTOS, EMANOEL CARVALHO BENICIO, EMER MKTS CORE EQ PORT DFA INVEST DIMENS

GROU, EMERGING M I E FUND, A SERIES OF THE ABRDN I C FUNDS,LLC, EMERGING MARKETS

COMPLETION FUND, L.P., EMERGING MARKETS EQUITY INCOME FUND, EMERGING MARKETS

EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY SELECT ETF, EMERGING

MARKETS EX CHINA ALPHA TILTS - ENHANCED FUND, EMERGING MARKETS INDEX NONLENDABLE

FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERSON DA SILVA,

EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE, EMPLOYEES RETIREMENT SYSTEM OF

TEXAS, ENSIGN PEAK ADVISORS,INC, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO,

ERCILIO BACK, ERIC VINICIUS BOTELHO DE ASSIS, ERIE INSURANCE EXCHANGE, EURIZON

CAPITAL S.A., EUROPEAN CENTRAL BANK, EVACI FERREIRA DE ABREU, EVANDO PEREIRA

SANTOS, EVANDRO DA SILVA BARROS, EVANDRO FERREIRA LIMA, EVANDRO SPADER,

EVERSON DOS SANTOS CAVALCANTE, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE

EQUITY FUND TR, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR,

EZEQUIAS LOPES DA SILVA, FABIANA APARECIDA DE SOUZA, FABIANA MORAIS, FABIANO

MATOS TEIXEIRA, FABIANO SOUZA, FABIO AUGUSTO PARADINHA, FABIO CESAR SOARES

ALCANTARA, FABIO EDUARDO FRANCA RANGEL, FABIO GABRIEL MALUF, FABIO HENRIQUE DOS

SANTOS ROCHA, FABIO LEME LUCENTI, FABIO LUIZ GIROTTO, FABIO NUNES RAMOS, FABIO

PIRES DE ALMEIDA, FABRICIO GOMES PEREIRA JUNIOR, FABRICIO YOSHIO TAKIZAWA

YONEYAMA, FACTORY MUTUAL INSURANCE COMPANY, FAGNER DA COSTA MENDES, FAM

SERIES UCITS ICAV - EMERGING MARKETS EQUITY FAM FUND, FARLEY TARCISIO LADEIA

BARBOSA, FAUSTO TEIXEIRA FILHO, FEDERATED HERMES GLOBAL ALLOCATION FUND,

FEDERATED HERMES INTERNATIONAL STRATEGIC VALUE DIVIDEND FUND, FELIPE FELICIO

GOMES, FELIPE GONCALVES BELLAS, FELIPE MENDONCA DE SANTANA, FELIPE SOUZA, FELIPE

TOZIM DEMITI, FELIX HUMBERTO FRANCA, FERNANDO BALTAZAR GONCALVES, FERNANDO

CARLOS NASCIMENTO SASSANO, FERNANDO CLIVATTI PECCHIO, FERNANDO DE ALMEIDA, FERNANDO JORGE DA PAIXAO FILHO, FERNANDO JORGE MELO DO NASCIMENTO, FERNANDO

JOSE LOPES PEREIRA, FERNANDO JOSE POMBO VEIGA, FERNANDO LEITE BUENO, FERNANDO

LOPES LEITAO SILVA, FERNANDO MANUEL DA CUNHA MELO SILVA RANGEL, FERNANDO

QUEIROZ SANTA MARTA, FERNANDO SARMENTO DE OLIVEIRA, FERNANDO SILVA ZANGRANDE,

FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EXU.

S. EQUITY INDEX INSTITUTIONAL, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG

MARKETS FUND, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND, FIDELITY

SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S

INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIDELITY SALEM

STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIDELITY SALEM STREET TRUST: FIDELITY

SAI EMERGING, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY

SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIREMEN S ANNUITY AND BEN. FD OF

CHICAGO, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST GLL FUND PLC -

FIRST TR EMERG MKTS ALPH UCITS ET, FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME

UCITS ETF, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FLAVIO BISPO DA SILVA, FLAVIO DE

OLIVEIRA AZEVEDO JUNIOR, FLAVIO MARCIO DE ANDRADE, FLAVIO SAMPAIO DOMINGUES,

FLEXSHARES EMERGING MARKETS QUALITY LOW VOLATILITY INDEX FUN, FLEXSHARES

MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FLORIDA RETIREMENT SYSTEM

TRUST FUND, FORD MOTOR CO DEFINED BENEF MASTER TRUST, FORD MOTOR COMPANY OF

CANADA, L PENSION TRUST, FOREIGN E COLONIAL INVESTMENT TRUST PLC, FRANCINALDO

GOMES DE OLIVEIRA, FRANCISCO CARLOS RODRIGUES, FRANCISCO JARLISSON MOREIRA DE

MATOS, FRANCISCO JOSE DE ARIMATEIA REIS, FRANCISCO JOSE PINTO DA CUNHA, FRANKLIN

LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN

TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF, FRANKLIN TEMPLETON ETF TRUST

- FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN,

FREDERICO ZILLES PETRY, GABRIEL BARROS CARQUEIJO, GABRIEL BORGES DE SOUSA,

GABRIEL BRANDAO NEVES DE SOUZA, GABRIEL CARNEIRO DE ASSIS CARVALHO, GABRIEL

PEREIRA MELHOR DOS SANTOS, GABRIEL VIANA CARLOS, GABRIEL VILLAS BOAS REIS,

GABRIELLE DARYNE ALMEIDA BARBOSA, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG

F Z I I-Z A E M P, GAM STAR FUND PLC, GARD UNIT TRUST, GENERAL PENSION AND SOCIAL

SECURITY AUTHORITY, GILBERTO MARTINS DOS NASCIMENTO, GILDASIO PEREIRA MEIRA,

GILMAR PERSON, GILSON MORAIS LOPES, GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B,

GLOBAL EX-US ALPHA TILTS FUND, GLOBAL EX-US ALPHA TILTS FUND B, GLOBAL MANAGED

VOLATILITY FUND, GODFOND SVERIGE VARLDEN, GOLDMAN SACHS BEWAARSTICHTING I,

GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, GOLDMAN SACHS ETF

TRUST II - GOLDMAN SACHS MARKETB, GOLDMAN SACHS FUND III, GOLDMAN SACHS FUNDS II

- GOLDMAN SACHS MULTI-MANAG, GOLDMAN SACHS PARAPLUFONDS 1 N.V., GOLDMAN SACHS

TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND, GOVERNMENT EMPLOYEES PENSION

FUND, GOVERNMENT PENSION FUND, GQG PARTNERS EMERGING MARKETS EQUITY FUND

(AUSTRALIA), GQG PARTNERS INTERNATIONAL QUALITY DIVIDEND INCOME, GUARACI DA

COSTA, GUARDIAN EMERGING MARKETS EQUITY FUND, GUIDEMARK EMERGING MARKETS

FUND, GUILHERME EDUARDO KUHN, GUILHERME SANCHES CARRONE, GUSTAVO ALVES

CAMACHO, GUSTAVO ANTONIO MONTEIRO DE VASCONCELLOS, GUSTAVO MAGALHAES

LABUSSIERE, GUSTAVO MAURO DOS SANTOS BARBOSA, GUSTAVO NOGUEIRA DE PAULA,

GUSTAVO POSSAS ARMELIN DE OLIVEIRA, HARTFORD EMERGING MARKETS EQUITY FUND,

HARTFORD GLOBAL IMPACT FUND, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND,

HARTFORD MULTIFACTOR EMERGING MARKETS ETF, HC CAPITAL TRUST THE EMERGING

MARKETS PORTFOLIO, HEITOR DA SILVA FERNANDES BRITO, HELDER CARVALHO DE SOUZA, HELENA CRESPOLINI FRANCO, HENRIQUE AKIRA SADATSUNE, HENRIQUE ALEXANDRE PLA

LAKATOS, HENRIQUE DA SILVEIRA NUNES, HENRIQUE DO CARMO SANTOS, HENRIQUE JOSÉ

VANZELLI DA SILVA, HENRIQUE SANTOS, HENRIQUE SOARES MARTINS, HENRIQUE VIEIRA DE

CAMARGO, HERBERT BARBOSA FABIANO ALVES, HESTA, HEVAN PASSOS DANTAS BRAGA DE

GOES, HEXAVEST EMERGING MARKETS FUND, HEXAVEST SYSTEMATIC ESG EMERGING

MARKETS EQUITY FU, HGIF - GLOBAL EMERGING MARKETS MULTI-ASSET INCOME, HILDEMAR

ANTONIO BALDAN, HOSTPLUS POOLED SUPERANNUATION TRUST, HPE COMMON

CONTRACTUAL FUND, HSBC BANK PLC AS TRUSTEE FOR PUTM ACS EMERGING MARKETS

FUND, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, HSBC ETFS PLC - HSBC

PLUS EMERGING MARKETS EQUITY INCOME QUA, HSBC ETFS PLC HSBC EMERG MARKET

SUSTAIN EQUITY UCITS ETF, HSBC ETFS PLC HSBC MSCI EMERGING MARKETS CLIMATE PARIS

ALIGN, HSBC ETFS PUBLIC LIMITED COMPANY, HSBC INDEX TRACKER INVEST. FUNDS FTSE

ALL WORLD INDEX FUND, HUMBERTO BARCELLOS RODRIGUES, HUMBERTO SPULDARI, IANNES

VELASQUES KERN DE QUEIROS, IBM 401 (K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY

FUND, ICARO JOSE DE SOUZA PEREIRA, ICARO SILVA FERREIRA DE SANTANA, IGOR RAMOS

DE OLIVEIRA, IGOR SIPRIANO SILVA, ILLINOIS MUNICIPAL RETIREMENT FUND, IMCO EMERGING

MARKETS PUBLIC EQUITY LP, INDUSTRIENS PENSIONFORSIKRING, INTERNATIONAL

DEVELOPED EQUITY ACTIVE ETF, INTERNATIONAL EQUITIES B UNIT TRUST, INTERNATIONAL

EQUITIES PASSIVE B UNIT TRUST, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST,

INTERNATIONAL MONETARY FUND, INTERNATIONALE KAPITALANLAGEGESELLSCHAFT MBH

ACTING FOR ACCO, INVESCO BCPL BADGER FUND, INVESCO GLOBAL EMERGING MARKETS

FUND (UK), INVESCO INTERNATIONAL VALUE FUND, INVESCO INVESTMENT MANAGEMENT LTD,

ACTING AS MANAG, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, INVESCO

MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, INVESCO MSCI GLOBAL CLIMATE 500

ETF, INVESCO OPPENHEIMER DEVELOPING MARKETS FUND, INVESCO RAFI EMERGING

MARKETS ETF, INVESCO SP EMERGING MARKETS MOMENTUM ETF,

INVESTERINGSFORENINGEN MULTI MANAGER I NYE AKTIEMARKEDER AKK,

INVESTERINGSFORENINGEN MULTI MANAGER INV, NYE AKTIEMARKEDER,

INVESTERINGSFORENINGEN NYKREDIT INVEST ENGROS, INVESTERINGSFORENINGEN

NYKREDIT INVEST, TAKTISK ALLOKERING, INVESTERINGSFORENINGEN SPARINVEST INDEX

EMERGING MARKETS, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, IRINEU DARIO STAUB,

ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING

MARKETS ETF, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI

TOTAL INTERNATIONAL STOCK ETF, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF,

ISHARES EDGE MSCI MIN VOL GLOBAL ETF, ISHARES EMERGING MARKETS DIVIDEND ETF,

ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES EMERGING MARKETS IMI

EQUITY INDEX FUND, ISHARES ESG ADVANCED MSCI EM ETF, ISHARES GLOBAL MONTHLY

DIVIDEND INDEX ETF (CAD-HEDGED), ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC

LIMITED COMPANY, ISHARES IV PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES

MSCI ACWI EX U.S. ETF, ISHARES MSCI ACWI LOW CARBON TARGET ETF, ISHARES MSCI BRAZIL

ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI

EMERGING MARKETS EX CHINA ETF, ISHARES MSCI EMERGING MARKETS QUALITY FACTOR

ETF, ISHARES PUBLIC LIMITED COMPANY, ISHARES V PUBLIC LIMITED COMPANY, ISHARES VI

PUBLIC LIMITED COMPANY, IVANILDO LEONCIO MACEDO DE SOUZA, IVANILSON ALVES DA

SILVA, IVO DOCTORS BERGER, IZEQUIEL CORDEIRO DOS SANTOS, J P MORGAN INVESTMENT

FUNDS, JACIENE MIRANDA DA SILVA, JACKSON ESTEVAN DA SILVA RAMOS, JAIR PRIORI

MINHARO, JAMES WILLIAM MENDES, JANAINA HENRIQUE TAVARES, JARDEL PEREIRA SILVA,

JEAN PAULO DENIS DE OLIVEIRA, JEAN PEDRO SBARDELLOTO, JEAN PIERRE DIVINO DIAS, JEFERSON RICHARD DE LIMA, JEFERSON SALUSTIANO DA COSTA SILVA, JEFFERSON

BANDEIRA MACHADO, JEFFREY LLC, JESSICA AMARAL DE BARROS, JNL EMERGING MARKETS

INDEX FUND, JOAB MATOS BRAZ, JOADNO LUIZ VIEIRA DA SILVA, JOAO BATISTA JANSEN

DANIELE, JOAO CARLOS DA SILVA CORREIA, JOAO CARLOS DE MOURA MEDEIROS, JOAO

CARLOS RODRIGUES BAPTISTA, JOAO GUILHERME MARTINS PRESTES, JOAO MARCOS NUNES

DA SILVA, JOAO PEDRO ZANELLA KIRST, JOAO TAVARES CABRAL FILHO, JOAO VICTOR

JESUINO DA SILVA, JOHAB SOUZA DE JESUS, JOHN HANCOCK FUNDS II INTERNATIONAL

STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK FUNDS III INTERNATIONAL GROWTH FUND,

JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS

TRUST INTERN EQUITY INDEX TRUST, JORDAN PACINI RESPLANDES, JORGE ALBERTO DOS

SANTOS HADAD, JORGE LUIS BERNARDO, JORGE LUIS CORREA, JORGE LUIZ VENDRAMINI,

JORGE NASCIMENTO DE PAULA JUNIOR, JOSE AFONSO RENNA DE QUEIROZ, JOSE APARECIDO

DA SILVA, JOSE CARLOS ALMEIDA SILVA, JOSE CARLOS GALVAO, JOSE CLAITON SELBACH

PORTO, JOSE CLAUDIO PEREIRA DE SOUSA, JOSE EDUARDO JACQUES ROMAGNA, JOSE

EUCLIDES FERNANDES GIGLIO, JOSE FERNANDO RODRIGUES, JOSE HILDO CEZARIO ALVES

JUNIOR, JOSE LUIZ CORDEIRO CRUZ, JOSE MARCIO DE AZEVEDO FONSECA, JOSE MARIA DE

JESUS DOS SANTOS PINH, JOSE MENINO DE JESUS TOBIAS, JOSE OLAVO DE ANDRADE

IGNACIO OLIVEIRA, JOSE RICARDO BARBOSA DE AZEVEDO, JOSE RICARDO CARDOSO DE

SOUZA, JOSE RICARDO CATTANIO, JOSE ROBERTO RINKUS DIAS, JOSE ROBERTO RODRIGUES

JUNIOR, JOSE SILMAR GUIMARAES LEITE, JOSE TEIXEIRA DA SILVA FILHO, JOSE VICENTE

DUTRA, JOSE VIEIRA DA SILVA NETO, JOSEMAR LOPES, JOSEVAL VELOSO DA SILVA, JOSIMAR

BERLANDA, JP MORGAN EMERGING MARKETS OPPORTUNITIES, JP MORGAN FUND ICVC - JPM

EMERGING MARKETS FUND, JPM EMERGING MARKETS ESG EQUITY FUND, JPMORGAN

BETABUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN DIVERSIFIED RETURN

EMERGING MARKETS EQUITY ETF, JPMORGAN EMERGING MARKETS EQUITY FUND,

JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND, JPMORGAN ETFS

(IRELAND) ICAV, JPMORGAN FUNDS, JPMORGAN FUNDS - EMERGING MARKETS EQUITY FUND,

JPMORGAN FUNDS LATIN AMERICA EQUITY FUND, JPMORGAN GLOBAL ALLOCATION FUND,

JPMORGAN GLOBAL EMERGING MARKETS HYBRID FUND (QDII), JUAN LUCAS SANTOS

FERREIRA, JUDSON CARLOS DE SOUZA MEDEIROS, JULIANO ZAMPIERI DOS SANTOS, JULIO

CESAR BERTONI, JULIUS TAKEO IWAKAMI DE MATTOS, JUNIOR FERNANDES DA SILVA,

JUSCELINA DE PAULA, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND,

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, KAPITALFORENINGEN INVESTIN

PRO, GLOBALE AKTIER IND, KLEBER HENRIQUE SANTOS DOS ANJOS, KLEBER MARINHO

CARDOZO, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, LAÉCIO SANTOS

CAVALCANTE, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, LAUDO ZANELLA BARBOSA,

LAURO PALMIERI JUNIOR, LAURO ROGERIO URBANO, LAYLSON ANTHUNE RODRIGUES

PEREIRA, LAZARD ASSET MANAGEMENT LLC, LAZARD/WILMINGTON ACW EX-US DIVERSIFIED

ADVANTAGE, LEANDRO ALFANO DE CAMARGO, LEANDRO BERMUDES DE OLIVEIRA, LEANDRO

CEZAR TEIXEIRA, LEANDRO COSMO UBALDO, LEANDRO DOS SANTOS BANDEIRA, LEANDRO

ROGERIO DOMINGUES, LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND,

LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL GENERAL U. ETF P.

LIMITED COMPANY, LEGAL & GENERAL CCF, LEGAL & GENERAL COLLECTIVE INVESTMENT

TRUST, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL

GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND,

LEGAL & GENERAL ICAV, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL AND

GENERAL ASSURANCE PENSIONS MNG LTD, LEMANIA GLOBAL EQUITY, LEONARDO ANTONIO

BUTOLO RIBEIRO, LEONARDO VALVERDE CALIXTO DE ALMEIDA, LETÍCIA OLIVEIRA MENEZES, LGPS CENTRAL ALL WORLD EQUITY CLIMATE MULTI FACTOR, LGPS CENTRAL GLOBAL MULTI

FACTOR EQUITY INDEX FUND, LINIKER TAYSON CARDOSO FONSECA, LOCAL AUTHORITIES

SUPERANNUATION FUND, LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER

TRUST, LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST, LORENTZ, LOS ANGELES

COUNTY EMPLOYEES RET ASSOCIATION, LOUSIANA STATE EMPLOYEES RETIR SYSTEM, LSV

EMERGING MARKETS EQUITY FUND LP, LSV EMERGING MARKETS EQUITY FUND USA, LSV

GLOBAL MANAGED VOLATILITY FUND, LUCAS ALVES MELO DE SOUZA, LUCAS ANDRADE E

SILVA, LUCAS BATISTA DA SILVA PINTO, LUCAS DA LUZ, LUCAS DE MOURA VASCONCELOS,

LUCAS DOS SANTOS PARANHOS, LUCAS GOMES DO VALE, LUCAS HAUBERT, LUCAS NOVAES

ZERAIK SAMPAIO, LUCAS ORLANDO CRESPO, LUCIANE MIYAGI, LUCIANI CARLA SCHMITZ

SANTOS, LUCIANO LIMA FRACASSO, LUCIANO NUNES ASSUNCAO, LUCIANO RODRIGUES LIMA,

LUCIO MARCELO DE ANDRADE, LUIS ALBERTO PEREIRA OLIVEIRA, LUIS CARLOS MELO DOS

SANTOS, LUIS CLAUDIO AGUIAR MATTOS, LUIS DE MORISSON FARIA, LUIS FELIPE DA COSTA,

LUIS HENRIQUE SOUZA DAMASCENO SANTOS, LUIS ROBERTO TEIXEIRA DA SILVA, LUIZ

ALBERTO MERIZ, LUIZ ANTONIO LOPES JUNIOR, LUIZ AUGUSTO IVO METZKER, LUIZ FERNANDO

DE LIMA PAULO, LUIZ FRANCISCO SCHERETTE, LUIZ GUSTAVO LOTTO, LUIZ RENATO SIQUEIRA

SILVA, LUIZ YOSHITAKA DOI, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, M&G FUNDS

1 BLACKROCK EMERGING MARKETS EQUITY FUND, MACKENZIE CORPORATE KNIGHTS GLOBAL

100 INDEX ETF, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MACRO PARTICIPACOES

E INVESTIMENTOS LTDA, MAGNO ALVES DOS SANTOS, MAICON JEFERSON FERRUCHI DE

SOUZA, MAIONE SILVA MARQUES, MALCO HENRIQUE DA SILVA, MANAGED PENSION FUNDS

LIMITED, MANOEL ALVES DO COUTO, MARCELINO BASILIO, MARCELLO BADAUE DA SILVA,

MARCELLO RODRIGUES DE MELLO, MARCELLUS COSTA REZENDE TORRES, MARCELO

APARECIDO NUNES DE MOURA, MARCELO BONESSO, MARCELO CAVALCANTI BASTOS,

MARCELO DE AZEVEDO SANTOS, MARCELO DE SOUZA ARAUJO, MARCELO DELGADO LANDINI

DE MATTOS, MARCELO GESTA PALMARES MARTINS, MARCELO MARQUES DA SILVA, MARCEU

LUIZ SILVA SOUZA, MARCIELLE ANZILAGO, MARCIO AURELIO CRISPIM, MARCIO BASTOS

COSTA, MARCIO DE ALMEIDA BASQUES, MARCIO DE CARLI, MARCIO DOS ANJOS CUNHA,

MARCIO GUILHERME MORAES DA COSTA, MARCIO LUIS JANNER, MARCIO MARTINS MOURELLE,

MARCIO MELQUIADES SILVA, MARCIO MENDES, MARCIO SEBASTIAO DA FONSECA, MARCO

ANTONIO LEITE, MARCO AURELIO SILVA, MARCO AURELIO VALLE DA COSTA, MARCOS AGRESTI

JUNIOR, MARCOS ALVES DOS SANTOS JUNIOR, MARCOS ALVES MARTINS, MARCOS ANTONIO

ASCHAUER ALVES, MARCOS CEZAR XAVIER, MARCOS DANIEL RIBEIRO VIEIRA, MARCOS

HENRIQUE GASPAR LOUREIRO JUNIOR, MARCOS JOSE DA SILVA BARBOSA, MARCOS LEANDRO

ALVES AGUIAR, MARCOS MUNIZ CALOR FILHO, MARCOS RIBEIRO DE BARROS, MARCUS

VINICIUS SOUZA MONTEIRO, MARIA APARECIDA P DO NASCIMENTO, MARIA CRISTINA CABRAL,

MARIA JACILEIDE DE LIRA, MARIA TEREZA SANTOS DA CUNHA, MARIA VICTORIA GUARNIERI DE

ALMEIDA, MARIANO KAINAN DOS SANTOS SILVA, MARIO ALBERTO NUNES DE OLIVEIRA, MARIO

ROBERTO MELO SILVA, MARIO ROBERTO PIAZZA, MARIO SERGIO LEOPOLDO DE ALVARENGA,

MARONITO RAIMUNDO DE FRANCA, MATEUS HENRIQUE NERY DE SANTANA, MATEUS PRINCE

ANTUNES, MATHEUS DE OLIVEIRA SILVA, MATHEUS DOS SANTOS BRANCO, MAURI WOORD,

MAURICIO ANTONIO QUEIROZ FILHO, MAURICIO DA SILVA PEREIRA CRUZ, MAURICIO DESTER,

MAURICIO RIBEIRO NUNES, MAURICIO RODRIGUES CHAGAS, MAURILIO CONRADO, MAURO

APARECIDO RODRIGUES, MAURO DIAS NISENSON, MAURO TEIXEIRA FATTORI, MAXIMILIANO

LOSSO BUNN, MAXIMILLIAN AHMED AVILA CARRIM, MAYCON MESQUITA DA SILVA, MBB PUBLIC

MARKETS I LLC, MERCER DIOCESE OF BROOKLYN GROWTH STRATEGY, MERCER DIOCESE OF

BROOKLYN LAY PENSION INVESTMENT TRUST, MERCER EMERGING MARKETS SHARES FUND,

MERCER GLOBAL EQUITY ALL COUNTRY WORLD INDEX FUND, MERCER QIF FUND PLC, MERCER UCITS COMMON CONTRACTUAL FUND, MERCER UNHEDGED OVERSEAS SHARES

TRUST, METALLRENTE FONDS PORTFOLIO, METZLER ASSET MANAGEMENT GMBH FOR MIFONDS

K18, MGI FUNDS PLC, MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND,

MICHAEL MILLAN CARDOSO ANDRADE, MICHEL FRANK VIEIRA, MICROSOFT CORPORATION

SAVINGS PLUS 401(K) PLAN, MIGUEL ANTONIO MARCON, MILTON CARLOS SALINAS,

MINEWORKERS PENSION SCHEME, MINISTRY OF ECONOMY AND FINANCE, MISSOURI

EDUCATION PENSION TRUST, MONICA FERREIRA CASSINI TRIGO, MORGAN STANLEY INVEST

FDS CALVERT SUST EMER MKTS EQ SEL FD, MORGAN STANLEY INVESTMENT FUNDS GLOBAL

BALANCED DEFENSIVE FU, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND,

MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND, MORGAN STANLEY

PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND, MSCI ACWI EX-U.S. IMI INDEX FUND B2,

MSCI ACWI MINIMUM VOLATILITY INDEX FUND B, MSCI EMERGING MARKETS EX CHINA IMI

INDEX FUND, MUANG THAI LIFE ASSURANCE PUBLIC COMPANY LIMITED, MULTI MANAGER

CANADA GLOBAL EQUITIES FUND, MULTI SOLUTIONS - PICTET MULTI ASSET OPPORTUNITIES,

MULTI STYLE MULTI MANAGER FUNDS PLC, MURILLO OTHAVIO ALEIXO DA SILVA, MURILO

BRASIL SILVA, MURILO GARCEZ LOPES, NAIANE APARECIDA COUTINHO DOS SANTOS,

NATALICIO DE SOUZA DOS SANTOS, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND,

NATIONAL ELEVATOR INDUSTRY PENSION PLAN, NATIONAL EMPLOYMENT SAVINGS TRUST,

NATIONAL PENSION INSURANCE FUND, NATIONAL RAILROAD RETIREMENT INVESTMENT

TRUST, NATWEST TRUSTEE AND DEPOSITARY S L A T OF ST J P G E U TRUST, NBIMC LOW

VOLATILITY EMERGING MARKETS EQUITY FUND, NEBRASKA PUBLIC EMPLOYEES RETIREMENT

SYSTEMS, NELSON SHOJI SHISHITO, NEREU GABRIEL KKARDIFF, NEUBER CARNEIRO

SANTIAGO, NEUBERGER BERMAN EQUITY FUNDS - EMERGING MARKETS EQUITY FUND,

NEUBERGER BERMAN EUROPE HOLDINGS LLC, NEUBERGER BERMAN INVESTMENT FUNDS

PLC, NEW AIRWAYS PENSION SCHEME, NEW YORK STATE COMMON RETIREMENT FUND, NEW

YORK STATE TEACHERS RETIREMENT SYSTEM, NEW ZEALAND SUPERANNUATION FUND,

NILSON DE OLIVEIRA LIMA JUNIOR, NORGES BANK, NORTHERN EMERGING MARKETS EQUITY

INDEX FUND, NORTHERN IRL LOC GOV OFF SUPERANNUATION COMIT, NORTHERN TRUST

COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE

EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST COMMON ALL COUNTRY WORLD

EX-US INVESTABLE MAR, NORTHERN TRUST COMMON ALL COUNTRY WORLD INDEX (ACWI) EXUS

F, NORTHERN TRUST COMMON EMER MAR INDEX FUN NON LENDING, NORTHERN TRUST

INVESTIMENT FUNDS PLC, NORTHERN TRUST UCITS FGR FUND, NOW: PENSION TRUSTEE

LIMITED IN ITS CAPACITY AS TR, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS,

NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NUVEEN EMERGING MARKETS

EQUITY INDEX FUND, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, OAKLAND POLICE

FIRE RET SYSTEM, OBERDAN HOLANDA SOUTO, ODUVALDO SANCHES, OLAVO AUGUSTO

GOMES LINHARES, OLEGARIO ALVES LIMA, ONEPATH GLOBAL EMERGING MARKETS

SHARES(UNHEDGED) INDEX POOL, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM,

ORLANDO CHIARELLI NETO, OSMAIR APARECIDO BEGNOZZI JUNIOR, OSVALDO APARECIDO DE

ASSUNCAO JUNIOR, OTAVIO LEITE ROTHEBARTH, PACER EMERGING MARKETS CASH COWS

100 ETF, PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST, PACIFIC SELECT FUND,

PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, PAMELA GOMES DA S Q DE

PAULO, PAOLA ARAGAO MAGALHAES, PARAMETRIC EMERGING MARKETS FUND, PARAMETRIC

TAX-MANAGED EMERGING MARKETS FUND, PAUL HENRI MARTIN JUNIOR, PAULO ALVIM

BORGES, PAULO CABRAL FERREIRA, PAULO CESAR EUZEBIO MARIANO FILHO, PAULO FELIPE

THOMAZ DE ALMEIDA BRASIL, PAULO GLICIO DA ROCHA, PAULO HENRIQUE DA SILVA PINTO,

PAULO JAIR JUNCKES FILHO, PAULO JOSE ANDRES, PAULO MAURICIO FERREIRA TEIXEIRA, PAULO MIGUEL HADDAD MARTIM, PAULO ROBERTO KROBATH, PAULO ROGERIO ARANTES

MOTOYAMA, PEDRO CARLOS COSENTINO, PEDRO CARLOS LOPES LADEIRA, PEDRO DE

MATTOS MARIANO MENDES NETO, PEDRO FUCHTER NETO, PEDRO HENRIQUE COLHIASSO,

PEDRO HENRIQUE FRAGOSO, PEDRO IVO IAZPEK CUNHA, PEDRO MARTINS NETO, PEDRO

MASCARENHAS SLOMKA DE OLIVEIRA, PEDRO PAULO PEREIRA, PEDRO PAULO SANT ANNA

CARDOSO, PEDRO PELUFFO, PEDRO VICTOR BORGACIO CARVALHO, PEOPLE S BANK OF

CHINA, PFA PENSION FORSIKRINGSAKTIESELSKAB, PGIM FUNDS PUBLIC LIMITED COMPANY,

PHILADELPHIA GAS WORKS PENSION PLAN, PHOENIX U T M L R P A S INDEX EMERGING

MARKET EQUITY FUND, PICTET - EMERGING MARKETS INDEX, PICTET - EMERGING MARKETS

MULTI ASSET, PICTET - MULTI ASSET GLOBAL OPPORTUNITIES, PICTET CH INSTITUCIONALEMERGING

MARKETS TRACKER, PICTET GLOBAL SELECTION FUND G H Y E EQUITIES FUND,

PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND, PIMCO EQUITY SERIES: PIMCO

RAFI DYNAMIC MULTI-FACTOR EMERGIN, PIMCO FUNDS GLOBAL INVESTORS SERIES PLC,

PIMCO RAE EMERGING MARKETS FUND LLC, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF

NEW JERS, POOL REINSURANCE COMPANY LIMITED, POTI LUIZ DE FREIRE LIRA, PRUDENTIAL

ASSURANCE COMPANY SINGAPORE (PTE) LTD, PUBLIC EMPLOYEES' LONG-TERM CARE FUND,

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF COLORADO, PUBLIC EMPLOYEES

RETIREMENT SYSTEM OF OHIO, PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI, PUBLIC

SECTOR PENSION INVESTMENT BOARD, PUBLIC TRUST AS TRUSTEE FOR AMP WHOLESALE E

MARKETS FUND, QSMA1 LLC, QUILTER I. E. MARKETS EQUITY G. F. A SUB FUND OF Q. I. OEIC,

QUILTER INVESTORS EMERGING MARKETS EQUITY INCOME F, RAFAEL AMORIM ALVES,

RAFAEL BAYER BATTISTOTTI, RAFAEL DE CARVALHO QUINZAN, RAFAEL DE OLIVEIRA DOS

SANTOS, RAFAEL DETOMINI SALLES DE BARROS, RAFAEL ECKE TAVARES BUSANELLO, RAFAEL

FURQUIM BARNABE, RAFAEL MONTEIRO SOTERO DE MELO, RAFAEL RIBEIRO DE SOUZA,

RAFAEL SOUZA PEREIRA, RAFHAEL RODRIGUES QUILLES, RAILWAYS PENSION TRUSTEE

COMPANY LIMITED, RAMON JUNIO DE SOUZA, RAMON LUIZ ANGELONI, RAPHAEL REZENDE DE

OLIVEIRA, RAPHAEL SAUEIA BUENO, REASSURE LIMITED, REGIS RIBEIRO ROCHA, RENAN

CORREA SANES, RENAN DA MOTA CICILIATO, RENATA OLIVEIRA MONTEIRO, RENATO

MONTEIRO DA SILVA, RENATO VIEIRA DA SILVA, REYNALDO CESAR XAVIER TAVARES, RICARDO

CAMPOS DOS SANTOS, RICARDO EUSTAQUIO GONCALVES PIRES, RICARDO NUNES, RICARDO

SILVEIRA, RICARDO VASSAO DOS SANTOS, ROBERT MACKLEITO CUNHA DE OLIVEIRA,

ROBERTO BOTURA CORALON, ROBERTO DE ARAUJO, ROBERTO DE OLIVEIRA, ROBERTO

JENCIAUSKAS JUNIOR, ROBERTO KIYOSHI TAKEDA, ROBERTO RAMBERGER JUNIOR, ROBERTO

RODRIGUES CARDOSO, ROBERVAL JOSE LIBARDI, ROBINSON LUIZ SEGALA, ROCHE U.S.

RETIREMENT PLANS MASTER TRUST, ROCINDES DE SOUZA BERRIEL, ROCKFELLER BROTHERS

FUND, RODMILSON GERMANO DA SILVA, RODRIGO DE JESUS GONCALVES FIGUEREDO,

RODRIGO DE SOUZA NOGUEIRA, RODRIGO GIRAUDON LEOPOLDI, RODRIGO GUEDES DE

CAMARGO, RODRIGO MORAES DENARDI, RODRIGO OLIVEIRA E SILVA, ROGERIO AMORM

BULHOES, ROGERIO BIONDI, ROGERIO DE ARAUJO TEIXEIRA, ROGERIO GONCALVES BRESSAR,

ROGERIO TADEU PALMA, ROMULO PEREIRA VILLA, RONALDO BORGES DORNELAS, RONALDO

BRUNO, RONALDO CESAR DA SILVA ARAUJO, RONALDO FERREIRA, RONAN MARCELO

MARTINS, RONNE PETERSON DE FARIA OLIVEIRA, ROSA AMELIA APARECIDA MONDONI

MADUREIRA, ROSE DIAS DA COSTA, ROYAL LONDON EQUITY FUNDS ICVC, RUBENS

APARECIDO MINGOSSI, RUBENS SOARES LEITE, RUI DE ALMEIDA MARTINS, RUSSEL EMERGING

MARKETS EQUITY POOL, RUSSEL INVESTIMENT FUNDS NON.US. FUND, RUSSEL INVESTMENTS

GLOBAL EQUITY POOL, RUSSEL OVERSEAS EQUITY POOL, RUSSELL INSTITUTIONAL FDS, LLC

- RI EQUITY FD, RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND, RUSSELL

INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, RUSSELL INVESTMENT COMPANY -RUSSELL I D MARKETS FUND, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND,

RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND, RUSSELL INVESTMENT COMPANY

PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED

INTERNATIONAL, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL,

RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, RUSSELL

INVESTMENTS CANADIAN DIVIDEND POOL, RUSSELL INVESTMENTS INTERNATIONAL SHARES

FUND, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., RUSSELL TRUST COMPANY

COMMINGLED EMPLOYEE BENEFIT FUNDS T, RUTGERS, THE STATE UNIVERSITY, S. F. AG O. B.

O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, SALT RIVER PIMA-MARICOPA INDIAN C, SAN DIEGO CITY

EMPLOYEES RETIREMENT SYSTEM, SANDRO DE FRANCA MOREIRA, SANDRO HENRIQUE ROSA

JUNIOR, SANDRO JUNIOR DA SILVA COSTA, SAULO SOUZA DOS SANTOS, SBC MASTER

PENSION TRUST, SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO, SCHWAB EMERGING

MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY

INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND,

SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTIA PRIVATE EMERGING

MARKETS POOL, SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND, SCOTTISH WIDOWS

INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SEBASTIAO DE SOUSA ALMEIDA, SEI

GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA, SEI GLOBAL MASTER FUND PLC, THE

SEI EMERGING MKT EQUITY FUND, SEI INST INT TRUST EM MKTS EQUITY FUND, SEI SELECT

EMERGING MARKETS EQUITY ETF, SERGIO AUGUSTO DE MORAES, SERGIO LUIS DUTRA DA

CRUZ, SERGIO MUNIZ DE ARAUJO, SIDNEI GONCALVES, SIDNEY MAURY SENTONA, SILVENIO

LUIZ EURICH, SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL, SONIA WERNER DE

MACEDO, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPARINVEST SICAV, SPARTAN

GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPARTAN GROUP TRUST FOR EMPLYEE

BENEFIT PLANS: SPARTAN EMERG, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF,

SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SPDR S&P EMERGING MARKETS

EX-CHINA ETF, SPDR SP EMERGING MARKETS ETF, SPDR SP EMERGING MARKETS FUND, SPP

EMERGING MARKETS PLUS, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST,

SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, ST STR MSCI ACWI EX USA IMI

SCREENED NON-LENDING COMM TR FD, STANLIB FUNDS LIMITED, STATE OF ALASKA

RETIREMENT AND BENEFITS PLANS, STATE OF CALIFORNIA MASTER TRUST, STATE OF

CONNECTICUT ACTING T. ITS TREASURER, STATE OF MINNESOTA STATE EMPLOYEES RET

PLAN, STATE OF NEW MEXICO STATE INV. COUNCIL, STATE OF WYOMING, STATE ST GL ADV

TRUST COMPANY INV FF TAX EX RET PLANS, STATE STREET ACTIVE EM MKTS SEC LEND QP

COM TR FD, STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST, STATE STREET

EMERGING MARKETS E N-L C TRUST FUND, STATE STREET EMERGING MARKETS EQUITY

INDEX FUND, STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F, STATE STREET

GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F., STATE STREET GLOBAL ADVISORS LUX SICAV - S S

G E M I E FUND, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STATE

STREET IRELAND UNIT TRUST, STATE STREET M BRAZIL I N L COMMON TRUST FUND, STATE

STREET SCREENED MSCI ACWI MINIMUM VOLATILITY, STATE STREET VARIABLE INSURANCE

SERIES FUNDS, INC, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S,

STEFAN KOITI KATAYAMA, STEPHEN TETTEH GLOVER, STICHTING AHOLD DELHAIZE PENSIOEN,

STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING DEPOSITARY

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POOL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, STICHTING JURIDISCH

EIGENAAR ACTIAM BELEGGINGSFONDSEN, STICHTING PENSIOENFDSVOOR DE

WONINGCORPOR., STICHTING PENSIOENFONDS ABP, STICHTING PENSIOENFONDS HOOGOVENS, STICHTING PENSIOENFONDS ING, STICHTING PENSIOENFONDS PGB, STICHTING

PENSIOENFONDS VAN DE ABN AMRO BK NV, STICHTING PENSIOENFONDS VOOR DE ZORG EN

WELZIJN, STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE, STICHTING

PENSIONENFONDS VAN DE METALEKTRO (PME), STICHTING PHILIPS PENSIOENFONDS, STIFY

DE HOLANDA SOARES, STOREBRAND EMERGING MARKETS, STOREBRAND GLOBAL ALL

COUNTRIES, STOREBRAND SICAV, SUNAMERICA SERIES TRUST SA EMERGING MARKETS

EQUITY, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, SWISS

FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK, SYMMETRY PANORAMIC GLOBAL

EQUITY FUND, SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND, T ROWE PRICE FUNDS

SICAV, T ROWE PRICE INT FNDS T.ROWE PRICE L AMER FUN, T. ROWE PRICE QM GLOBAL

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MARKETS INDEX POOLED FUND TRUS, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS

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YORK, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, TEXAS MUNICIPAL

RETIREMENT SYSTEM, THALES BRANDAO FEITOSA DE SOUSA, THE BANK OF N. Y. M. (INT) LTD

AS T. OF I. E. M. E. I. F. UK, THE BANK OF NEW YORK MELLON (INTERNATIONAL) LIMITE, THE

BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BOARD OF THE

PENSION PROTECTION FUND, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER

TRUST, THE CALIFORNIA ENDOWMENT, THE CHASE MAN BK AS TR OF DELTA MASTER FD, THE

CHURCH COMMISSIONERS FOR ENGLAND, THE EMERGING M.S. OF THE DFA I.T.CO., THE FIRST

CHURCH OF CHRIST SCIENT B MASS, THE INCUBATION FUND, LTD., THE MASTER TRT BK JPN

TRUSTEE OF JPM BRICS5 MOTHER FUND, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR

MTBJ400045829, THE MASTER TRUST BANK OF JAPAN LTD. AS TR OF MTBJ400021579, THE

MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, THE MASTER TRUST BANK OF

JAPAN, LTD. AS T OF MUTB400021536, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR

MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142, THE

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OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS

TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, THE

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OF JAPAN, LTD. AS TRUSTEE OF, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF,

THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MASTER TRUST BK

OF JPN, LTD. AS TO BNP PBE MOTHER FD, THE METHODIST HOSPITAL, THE NEW ZEALAND

GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC, THE NOMURA T AND B CO LTD RE I E S

INDEX MSCI E NO HED M FUN, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD,

THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, THE REGENTS OF THE UNIVERSITY OF

CALIFORNIA, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE

STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THIAGO BASILIO TAVARES, THIAGO

CAMARGO ELIAS CARDOSO, THIAGO CORREIA, THIAGO DE OLIVEIRA SOUZA, THIAGO

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PLAN, THRIFT SAVINGS PLAN, TIAGO ARANHA LOBO, TIAGO CARNEIRO MENDES, TIAGO

CORREA DE OLIVEIRA, TIAGO DE SA RORIZ VALLORY, TIAGO DE SOUZA BELO, TIAGO MELO

GARCIA, TIAGO PEZZI CHIMELLI, TOMAS DE ASSIS LOPES, TONY VITOR COSTA SOUSA, TOTAL

INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TRINITY COLLEGE CAMBRIDGE,

TRPH CORPORATION, UANDERSON SIQUEIRA ESPOSTI, UBERDAN AGNELO, UBS FUND

MANAGEMENT (SWITZERLAND) AG ON BEHALF OF ZURICH INV, UI BVK KAPITALVERWALTUN.

MBH ON BEHALF OF BAYVK A2-FONDS, UNI-GLOBAL EQUITIES EMERGING MARKETS,

UNISUPER, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, UNIVERSAL-INVESTMENT-GESELLSCHAFT

MBH ON BEHALF OF BROCKEN-U, UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF

OF UI-S, USAA INTERNATIONAL FUND, UTAH STATE RETIREMENT SYSTEMS, UTD NAT RELIEF

AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST, UTIMCO SP II LLC, VAGNER LUIS CENSI,

VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E, VANGUARD EMERGING

MARKETS EX-CHINA ETF, VANGUARD EMERGING MARKETS SELECT STOCK FUND, VANGUARD

EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX

FUND, VANGUARD ESG INTERNATIONAL, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX

TRUST II, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD

FUNDS PLC / VANGUARD ESG EMERGING MARKETS, VANGUARD FUNDS PLC / VANGUARD ESG

GLOBAL ALL CAP U, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, VANGUARD

INTERNATIONAL SHARES HIGH YIELD FUND, VANGUARD INV FUNDS ICVC-VANGUARD FTSE

GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD INVESTMENT

SERIES PLC / VANGUARD ESG EMER, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A

SE VAN S F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE

INSURANCE PRODUCTS FUND II: INTERNATIONAL, VARMA MUTUAL PENSION INSURANCE

COMPANY, VENERABLE WORLD EQUITY FUND, VERDIPAPIRFONDET KLP AKSJE

FREMVOKSENDE MARKEDER F, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER

INDEKS I, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, VERDIPAPIRFONDET

STOREBRAND INDEKS NYE MARKEDER, VERIZON MASTER SAVINGS TRUST, VICENTE DE

PAULO PINTO, VICTOR DE PAULA CORREA GOMES, VICTOR DIAS DE SOUZA, VICTOR MARCIEL

DA SILVA LACERDA, VICTORIAN FUNDS MAN C A T F V E M T, VICTORYSHARES USAA MSCI E. M.

VALUE M. ETF, VIDENT INTERNATIONAL EQUITY FUND - WI, VINICIUS ESPOSITO DE SOUZA

CECILIO, VINICIUS FAVA ROCHA, VINICIUS GAGNO LIMA, VINICIUS LOHRAN CHAVES, VINICIUS

MASSON SANTOS, VINICIUS MELLO DO LIVRAMENTO, VINICIUS MOREIRA NEVES REIS, VINICIUS

RODRIGO CRUZ, VIRGILIO GOMES GOUVEIA, VIRGINIA RETIREMENT SYSTEM, VIRTUS

PARTNERS, INC., VITOR LOPES FRIEDERICKS, VITOR ROBERTO BALBINO SOARES, VITOR

VIEIRA DE OLIVEIRA, VIVIANE PINTO DOS SANTOS, VLADIMIR NATAL FONTANA CARRILLI, VOYA

EMERGING MARKETS HIGH DIVIDEND EQUITY FUND, VOYA MULTI-MANAGER EMERGING

MARKETS EQUITY FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, VOYA VACS SERIES EME

FUND, VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO, WALLYSON LUCIANO

TRINDADE, WANDERLEY WESLEY SHOUGA MENDES, WANDES NUNES DE OLIVEIRA,

WARLLEYSSON SANTOS SARAIVA, WARMAN INVESTMENTS PTY. LIMITED, WASHINGTON

MARTINS MUNIZ, WASHINGTON STATE INVESTMENT BOARD, WATER AND POWER EMPLOYEES

RETIREMENT PLAN, WELBERT GOMES FERREIRA, WELDER RESSUTTI, WELL MANAG FUNDS

(LUXEMBOURG) - WELL EMERG MKTS R E FUND, WELL MGT FUNDS (LUXEMBOURG) II SICAV -

WELL GL M A T R FD, WELLINGTON CARVALHO MOREIRA, WELLINGTON COMPOUND GROWTH,

L.P., WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, WELLINGTON TRUST COMPANY N.A.,

WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WELLINGTON TRUST

COMPANY, NATIONAL ASSOCIATION MUL, WELLINGTON TRUST COMPANY, NATIONAL

ASSOCIATION MUL, WELLINGTON: NON-US EQUITY OFFSHORE MASTER LP, WELLS FARGO

(LUX) WORLDWIDE FUND, WELLS FARGO EMERGING MARKETS EQUITY INCOME FUND, WESLEI

GUADALUPE DE SOUZA, WESLEY ADRIAN BENTO DOS SANTOS, WESLEY DA SILVA ROSENDO,

WESLEY ROSSI YAMAUTI, WHOLESALE SRI INTERNATIONAL CORE EQUITIES, WILLIAM DA

SILVA, WILLIAM FABIANI LIMA, WILLIAM FLORIANO JUNIOR, WILLIAN ANDERSON LEHMKUHL,

WILLIAN LEANDRO DE LIMA, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND,

WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E, WILMINGTON TRUST

RETIREMENT AND INST S C COLLECTIVE I TRUST, WILSON LUIZ NEGRINI DE CARVALHO, WINSTON JENNING CHEN, WM POOL - EQUITIES TRUST NO 74, WM POOL - EQUITIES TRUST NO.

75, WM POOL - GLOBAL EQUITIESTRUST N 6, XTRACKERS, XTRACKERS (IE) PUBLIC LIMITED

COMPANY, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, XTRACKERS MSCI

EMERGING MARKETS ESG LEADERS EQUITY, YUBERT LEANDRO ALVAREZ SALAZAR, YURI

FERREIRA GOMES DIAS, YURI RODRIGUES ALVES BERNARDES, ZALYA LIANDE CAVALCANTE

DE DEUS, ZENON MITSUSHIGUE KIMOTO, ZURICH FINANCIAL SERVICES UK PENSION SCHEME,

BLACKROCK SOLUTIONS FUNDS ICAV, BNYM MELLON CF SL EMERGING MARKETS STOCK

INDEX FUND, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CARESUPER, COLONIAL

FIRST STATE EMERGING MARKETS FUND 4, GLOBAL EQUITY ACTIVE ETF, HSBC BANK PLC AS

TRUSTEE OF STATE STREET AUT EMERG, INVESCO SP EMERGING MARKETS LOW VOLATILITY

ETF, JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF, LAZARD GLOBAL ACTIVE

FUNDS, PLC, MARCO AURELIO CHAGAS VIEIRA, MARLENE BENCHIMOL, MSCI EQUITY INDEX

FUND B - BRAZIL, THE CAPTIVE INVESTORS FUND, THE HARTFORD INTERNATIONAL VALUE

FUND, ACHILLES DA SILVA MARTINS, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED

COMPANY, BRUNO FREITAS GONCALVES, DISTILLATE INTERNATIONAL FUNDAMENTAL

STABILITY V, ENIO CESAR BARBOSA, FABIO GARCIA DE OLIVEIRA, FLAVIO FERNANDES DA

SILVA, GLOBAL ALL CAP ALPHA TILTS FUND, GUILHERME DE CASTRO RODRIGUES CAMARA,

INVESCO FUNDS, INVESTERINGSFORENINGEN BANKINVEST - VALUE GLOBALE AKTIER KL,

JOAO ATAIDE RODRIGUES DE ARAUJO, NILTON DE BARROS ABREU JUNIOR, NILTON RICHARD

RODRIGUES TROTTA, PAULO CESAR DE ALMEIDA SACHINI, RAFAEL GONCALVES MANGOLINI,

SANDRO CORDEIRO SAO MARCOS, SSGA SPDR ETFS EUROPE I PLC, THE MONETARY

AUTHORITY OF SINGAPORE, THIAGO LIBERAL BRAGA LEMOS, THOMAS ALEXANDER SEABRA

SALES CHRISTENSEN, VANGUARD FUNDS PUBLIC LIMITED COMPANY, WESLEY FREITAS

SANTANA

Those attending in person:

TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. (a.a. Nathalia Pereira Leite)
TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (a.a. Nathalia Pereira Leite)

7

TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

IT NOW IBOVESPA FUNDO DE ÍNDICE – RESPONSABILIDADE LIMITADA

IT NOW ISE FUNDO DE ÍNDICE INVESTIMENTO SUSTENTÁVEL – RESPONSABILIDADE LIMITADA

IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE – RESPONSABILIDADE LIMITADA

IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA

ITAÚ AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ CAIXA AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL

RESPONSABILIDADE LIMITADA

ITAÚ FLEXPREV SMART AÇÕES BRASIL FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE

LIMITADA

ITAÚ FTSE RAFI BRAZIL 50 CAPPED INDEX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES

RESPONSABILIDADE LIMITADA

ITAÚ IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES

RESPONSABILIDADE LIMITADA

ITAÚ IBRX ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE

LIMITADA

ITAÚ ÍNDEX AÇÕES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ INDEX AÇÕES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ INFLATION EQUITY OPPORTUNITIES AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO

RESPONSABILIDADE LIMITADA

ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO

RESPONSABILIDADE LIMITADA

ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO

RESPONSABILIDADE LIMITADA

ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO

RESPONSABILIDADE LIMITADA

ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO

RESPONSABILIDADE LIMITADA

ITAÚ PREVIDÊNCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE

LIMITADA

ITAÚ S&P/B3 LOW VOLATILITY™ FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES

RESPONSABILIDADE LIMITADA

ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE

LIMITADA

AMF AKTIEFOND TILLVAXTMARKNADER

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND

ARROWSTREET US GROUP TRUST

Represented by Itaú Unibanco S.A. / Itaú Unibanco Asset Management Ltda.

(a.a. Christiano Marques de Godoy)

Others:

Sergio Barcelos Dutra de Almeida

Fiscal Board Member

Luciana Doria Wilson

Fiscal Board Member

Vinicius Ferreira Britto Rêgo

Representative of the independent appraisal firm PricewaterhouseCoopers Auditores Independentes Ltda.

I hereby certify that this is a faithful copy of the minutes of the 63rd Extraordinary Shareholders’ Meeting from Telefônica Brasil S.A., held on July 31st, 2026, drawn up in the Company's records.

________________________________

Nathalia Pereira Leite

Meeting Secretary

8

TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

Exhibit A

Final Summary Voting Map

10

Final Summary Voting Map

Telefônica Brasil S.A. - 02.558.157/0001-62

Telefônica Brasil S.A. – Extraordinary Shareholders Meeting - July 31, 2026, 2:00 p.m.

1.	Ratify the appointment of PricewaterhouseCoopers Auditores Independentes Ltda., enrolled with CNPJ under No. 61.562.112/0001-20 (“Appraisal Firm”), as the appraisal firm responsible for preparing the appraisal report of the net equity of Fibrasil Infraestrutura e Fibra Ótica S.A., a corporation enrolled with CNPJ under No. 36.619.747/0001-70, with headquarters at Alameda Santos, No. 647, 14th floor, suite 141, Cerqueira César, ZIP Code 01419-901, City of São Paulo, State of São Paulo (“Appraisal Report” and “Fibrasil”, respectively), for purposes of its merger into the Company.

Common	Approve	Reject	Abstain
2,962,630,524	2,961,951,878	498,176	180,470

2.	Examine and resolve upon the Appraisal Report.

Common	Approve	Reject	Abstain
2,962,630,524	2,961,254,417	481,667	894,440

3.	Examine and resolve upon the “Protocol and Justification of the Merger of Fibrasil Infraestrutura e Fibra Ótica S.A. into Telefônica Brasil S.A.” executed by the managements of Fibrasil and the Company on June 16, 2026 (“Protocol and Justification”).

Common	Approve	Reject	Abstain
2,962,630,524	2,961,919,650	490,524	220,350

4.	Resolve upon the merger of Fibrasil into the Company, under the terms of the Protocol and Justification, effective as of August 1, 2026 (“Merger”).

Common	Approve	Reject	Abstain
2,962,630,524	2,961,933,485	482,952	214,087

5.	Authorize the Company's management to perform all acts necessary for the implementation of the Merger.

Common	Approve	Reject	Abstain
2,962,630,524	2,961,974,763	455,888	199,873

6.	Ratify the election of an independent member of the Company’s Board of Directors carried out at the Board of Directors’ meeting held on April 27, 2026, pursuant to Article 150 of Law No. 6,404/1976 (“Corporations Law”).

Common	Approve	Reject	Abstain
2,962,630,524	2,936,693,871	25,842,137	94,516

11

TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 63rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JULY 31st, 2026

Exhibit B – Protocol and Justification

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 31, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director